FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE S.A.

Resolutions of the 2017 Annual General Assembly of NBG

National Bank of Greece (‘NBG’) announces that the Annual General Meeting of its shareholders was held today, 30 June 2017, at 11:00 a.m., at 93 Eolou Street (Megaro Mela), Athens.

The General Meeting convened with a quorum of:

•                 in respect of items 1-7 and 9-10 of the Agenda, 67.63% of total common voting shares (with the exception of common shares issued in favor of the HFSF (article 7a par. 2 of Law 3864/2010));

•                 in respect of item 8 of the Agenda, 68.11% of total common voting shares [including the common shares issued in favor of the HFSF (article 7a par. 3 of Law 3864/2010],

and adopted the following resolutions:

•                  Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the Annual Financial Statements of the Bank and the Group for the financial year 2016 (1.1.2016 — 31.12.2016).

•                  Discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2016 (1.1.2016 — 31.12.2016).

•                  Elected certified auditors “PriceWaterhouseCoopers (PwC)” to undertake the audit of the Annual and Semi-Annual Financial Statements of the Bank and the Financial Statements of the Group for the year 2017, and authorized the Board of Directors to determine their remuneration, following proposal of the Audit Committee.

•                  Approved the remuneration of the Board of Directors of the Bank for the financial year 2016 (pursuant to Article 24 par. 2 of Codified Law 2190/1920), determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2018, approved, for the financial year 2016, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2018, and approved the contracts of the Bank with members of the Board, under Article 23a of Codified Law 2190/1920.

•                  Granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

•                  Elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2018, Mr. Claude Piret (Chairman of the Audit Committee), Mr. Petros Sabatacakis (Vice-Chairman of the Audit Committee), Mr. Mike Aynsley, Ms Marianne Økland, Ms Eva Cederbalk and Ms Panagiota Iplixian and as substitute member of the Audit Committee, with a term of office until the Annual General Meeting of year 2018, Mr. Haris Makkas.

•                  Approved the transaction concerning the sale by the National Bank of Greece of a 75% stake in the subsidiary “Ethniki Hellenic General Insurance S.A.”, for an amount of € 718m.

Finally, at the General Meeting it was announced to the Shareholders, as per Article 18 par. 7 of Codified Law 2190/1920 and Article 18.3 of the Bank’s Articles of Association that the Board of Directors at its relevant meetings elected as non-executive members: Messrs. Panayotis-Aristidis Thomopoulos (Chairman of the BoD), Haris Makkas (Independent non-executive member), Claude Piret (Independent non-executive member), Spyros Lorentziadis (Non-executive member), Ms Eva Cederbalk (Non-executive member), Mr. Panagiotis Leftheris (Representative of the Hellenic Financial Stability Fund), Ms Panagiota Iplixian (Representative of the Hellenic Financial Stability Fund). The said elections took place so as to fill relevant vacancies of independent non-executive and non-executive members.

Athens, June 30th, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: June 30th, 2017

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: June 30th, 2017

Director, Financial Division